UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

KALA BIO, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

483119202

(CUSIP Number)

Sasha Keough

c/o SR One Capital Management, LP

985 Old Eagle School Road, Suite 511

Wayne, PA 19087

(410) 800-7503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483119202	13D	Page 2 of 25 Pages

1	NAMES OF REPORTING PERSONS SR One Capital Fund II Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 445,643 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 445,643 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,643 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Based on 4,458,909 shares of common stock, par value $0.001 per share (“Common Stock”), of KALA BIO, Inc. (the “Issuer”) reported outstanding as of June 26, 2024 on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2024.

CUSIP No. 483119202	13D	Page 3 of 25 Pages

1	NAMES OF REPORTING PERSONS SR One Capital Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 445,643 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 445,643 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,643 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 4,458,909 shares of Common Stock of the Issuer reported outstanding as of June 26, 2024 on the Issuer’s Form 8-K filed with the SEC on June 27, 2024.

CUSIP No. 483119202	13D	Page 4 of 25 Pages

1	NAMES OF REPORTING PERSONS SR One Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 445,643 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 445,643 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,643 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 4,458,909 shares of Common Stock of the Issuer reported outstanding as of June 26, 2024 on the Issuer’s Form 8-K filed with the SEC on June 27, 2024.

CUSIP No. 483119202	13D	Page 5 of 25 Pages

1	NAMES OF REPORTING PERSONS Simeon George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 445,643 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 445,643 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,643 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 4,458,909 shares of Common Stock of the Issuer reported outstanding as of June 26, 2024 on the Issuer’s Form 8-K filed with the SEC on June 27, 2024.

CUSIP No. 483119202	13D	Page 6 of 25 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of KALA BIO, Inc. (the “Issuer”), having its principal executive office at 1167 Massachusetts Avenue, Arlington, MA 02476.

Item 2.	Identity and Background.

This statement is being filed by:

(a) SR One Capital Fund II Aggregator, LP (“Aggregator”);

(b) SR One Capital Partners II, LP (“Partners II”);

(c) SR One Capital Management, LLC (“Parent”); and

(c) Simeon George, M.D. (“Dr. George”)

Aggregator is directly controlled by its general partner, Partners II. Partners II is directly controlled by its general partner, Parent, and Dr. George controls Parent. Accordingly, each of Partners II, Parent and Dr. George may be deemed to have voting and dispositive power with respect to the Aggregator Shares (as defined below).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of each Reporting Person for purposes of this filing is: c/o SR One Capital Management, LP, 985 Old Eagle School Road, Suite 511, Wayne, PA 19087.

The principal business of Aggregator is to invest in and assist growth-oriented businesses. The principal business of Partners II is to act as the sole general partner of Aggregator. The principal business of Parent is to act as the sole general partner of Partners II and a number of affiliated partnerships with similar businesses. The principal business of Dr. George is to manage Parent.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Aggregator and Partners II are limited partnerships organized under the laws of the State of Delaware. Parent is a limited liability company organized under the laws of the State of Delaware. Dr. George is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 26, 2024, Aggregator entered into a securities purchase agreement (the “June 2024 Securities Purchase Agreement”) with the Issuer and other investors pursuant to which Aggregator agreed to purchase an aggregate of (i) 443,661 shares of Common Stock at a purchase price of $5.85 per share and (ii) 4,110 shares of Series H convertible non-voting non-redeemable preferred stock, par value $0.001 per

CUSIP No. 483119202	13D	Page 7 of 25 Pages

share, of the Issuer (“Series H Preferred”) at a purchase price of $585.00 per share. Each share of Series H Preferred is initially convertible into 100 shares of Common Stock (subject to customary adjustments) at any time at the option of Aggregator, provided Aggregator will be prohibited, subject to certain exceptions, from converting its Series H Preferred for shares of Common Stock to the extent that immediately prior to or following such conversion, Aggregator, together with its affiliates and other attribution parties, would own in excess of 9.99% of the total number of shares of Common Stock of the Issuer then issued and outstanding after giving effect to such conversion, which percentage may be changed at Aggregator’s election to a lower percentage at any time or to a higher percentage not to exceed 19.99% upon 61 days’ notice to the Company (collectively, the “Beneficial Ownership Limitation”). Aggregator may be deemed to own a total of 445,643 shares of Common Stock (the “Aggregator Shares”).

The June 2024 Securities Purchase Agreement contains customary representations, warranties, and agreements by the Issuer, Aggregator, and the other investors party thereto. Pursuant to the June 2024 Securities Purchase Agreement, until the earlier of (i) the date on which less than 5.0% of the shares of the Series H Preferred issued pursuant to the June 2024 Securities Purchase Agreement are outstanding or (ii) the occurrence of a change of control of the Issuer, the Issuer may not, without the prior approval of purchasers holding two-thirds of the shares of Series H Preferred, issue or authorize the issuance of any equity security that is senior or pari passu to the Series H Preferred with respect to liquidation preference. The closing under the June 2024 Securities Purchase Agreement occurred on June 28, 2024.

The working capital of Aggregator is the source of the funds for the purchase of the Aggregator Shares. No part of the purchase price of the Aggregator Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Aggregator Shares.

Item 4.	Purpose of Transaction.

Aggregator agreed to acquire the Aggregator Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Aggregator and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 483119202	13D	Page 8 of 25 Pages

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

Aggregator is the record owner of the Aggregator Shares. As the general partner of Aggregator, Partners II may be deemed to beneficially own the Aggregator Shares. As the general partner of Partners II, Parent may be deemed to beneficially own the Aggregator Shares. As the management member of Parent, Dr. George may be deemed to beneficially own the Aggregator Shares.

Each Reporting Person disclaims beneficial ownership of the Aggregator Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 4,458,909 shares of Common Stock reported by the Issuer to be outstanding as of June 26, 2024 on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2024.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

CUSIP No. 483119202	13D	Page 9 of 25 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Aggregator entered into the June 2024 Securities Purchase Agreement and a Registration Rights Agreement on June 26, 2024, in each case, as further described in the Issuer’s Form 8-K filed with the SEC on June 27, 2024, the descriptions of which are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 483119202	13D	Page 10 of 25 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 8th day of July, 2024.

SR ONE CAPITAL FUND I AGGREGATOR, LP

By:	SR ONE CAPITAL PARTNERS II, LP

By:	SR ONE CAPITAL MANAGEMENT, LLC

By:	*
Simeon George, M.D.
Managing Member

SR ONE CAPITAL PARTNERS II, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

By:	*
Simeon George, M.D.
Managing Member

SR ONE CAPITAL MANAGEMENT, LLC

By:	*
Simeon George, M.D.
Managing Member

*
Simeon George, M.D.

*/s/ Sasha Keough
Sasha Keough
As attorney-in-fact

This Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.